

Mail Stop 4628

March 8, 2016

Liu Jia
Chief Financial Officer
Recon Technology, Ltd.
Room 1902, Building C, King Long International Mansion
No. 9 Fulin Road, Beijing 100107
People's Republic of China

> **Re:** **Recon Technology, Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 16, 2016**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Filed September 25, 2015**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2015**
> **Filed February 16, 2016**
> **File No. 001-34409**

Dear Ms. Liu:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal 3: To Approve and Adopt the Share Purchase Agreement and The Transactions Contemplated Thereby

Background, page 24

1. We note your assertion on page 25 that none of your executive officers have any interest in the proposal that is not shared by the company stockholders; however, in light of Mr. Chen's continued involvement in QHHY as a "management level employee," please expand your disclosure in this section to more fully discuss the nature of his role, if any, in initiating or facilitating discussions between you and QHHY, as required by Item 14(b)(7) of Schedule 14A. Please also describe in greater

detail all facts pertaining to Mr. Chen's disposition of ownership interest in QHHY, as required pursuant to Item 5(a)(1) of Schedule 14A.

2.   We note that the board considered a valuation report on QHHY's financial condition in reaching its conclusion to recommend approval of the referenced transaction. Please provide an analysis as to whether this valuation report is materially related to the transaction under Item 14(b)(6) of Schedule 14A. If so, please revise to disclose information about the valuation report as would be required by Item 1015(b) of Regulation M-A.

Anticipated Accounting Treatment, page 26

3.   We note your disclosure indicating that you intend to allocate "the aggregate consideration paid in connection with the Transactions, together with the direct costs of the Transactions" to QHHY's tangible and intangible assets and liabilities based on their fair market values. However, the guidance in FASB ASC 805-10-25-23 generally requires acquisition-related costs to be recognized as expenses in the periods in which the costs are incurred. Please revise as necessary to clarify your plan to account for transaction related costs and your rationale.

Annex B – QHHY Financial Statements

Note 13 – Pro Forma Financial Information, page F-16

4.   Please include updated interim financial statements pursuant to the requirements of Rule 8-08 of Regulation S-X. Pro forma financial information should also be updated to reflect the most recent interim period.

5.   Please add an introductory paragraph to the pro forma financial information briefly setting forth a description of the business combination, the entities involved and the periods for which the pro forma financial information is presented to comply with Rule 11-02(b)(2) of Regulation S-X.

6.   We note that you include a pro forma adjustment to show $3.1 million of goodwill in your preliminary purchase price allocation and indicate the fair value of the plant property and equipment will equate to its current book value. However, in note (a) on page F-20, you indicate the fair value adjustment will be ascribed to property and equipment. Please reconcile these details and clarify your method of determining the fair value of the property and equipment and that no value would be assigned to any intangible assets other than goodwill, such as customer related intangible assets.

<u>Form 10-K for Fiscal Year Ended June 30, 2015</u>

<u>Management's Discussion and Analysis, page 18</u>

<u>Liquidity and Capital Resources, page 30</u>

7.   We note that your accounts receivables as of September 30, 2015 and June 30, 2015 are in excess of your annual revenues for the year ended June 30, 2015 and that sales continue to decline due to lowered spending by your clients. We further note that you do not consider accounts past due until the related receivables are more than a year old. On page 31, you state that the increase in receivables correlates with "operating seasonality and postpone payment" by your clients. Please expand your disclosure to describe more thoroughly how seasonality is impacting your collections in comparing efforts over the two fiscal years, and the extent to which delays with collections are concentrated among any particular customers who have postponed payments. Further, please clarify the extent to which your view of past due amounts correlates with actual payment terms of one year in your sales agreement and, with a view towards disclosure in your critical accounting policies, explain how you determine that collectability is reasonably assured at the outset of your sales arrangements, in your revenue recognition approach, considering the extended period of time that you do not consider payments to be past due, the increasing magnitude of the receivables relative to sales, and the extent to which customers have postponed payments.

<u>Form 10-Q for the Fiscal Quarter Ended December 31, 2015</u>

<u>Revenues, page 12</u>

8.   We note that you did not record software revenue for the three and six months ended December 31, 2015 and you did not discuss the underlying causes for this reduction in revenue compared to prior periods. Pursuant to Item 303 of Regulation S-K, please provide a discussion that describes the extent to which each variance is attributable to increases in price, increases in volumes being sold, the introduction of new products or services or other relevant economic events and known trends or uncertainties that impact future periods. Quantification of the changes should be precise, including use of dollar amounts or percentages, as reasonably practicable. Please revise your filing to quantify and disclose in dollars the extent to which events or trends impact revenues. Your discussions should inform the reader of the specific trends, circumstances or events that are known to have caused a change.

<u>Gross Profit, page 13</u>

9.   We note your disclosure explaining that gross profit as a percentage of revenue decreased to 20.0% for the three months ended December 31, 2015 from 42.1% for the same period in 2014. You indicate this was mainly due to the decrease of software sales with higher margins compared with lower margins on the hardware revenues. However, given that prior period software sales were just RMB 1,069,658

of total revenues of RMB 21,328,972, we do not see how a change in software sales could impact your gross margin to the degree you suggest.

Please submit an analysis of the change, your underlying computations, and any disclosure revisions that you propose to more accurately describe the underlying causes of the decrease in gross profit expressed as a percentage of revenue for the three and six months ended December 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Sarah Williams
        Ellenoff Grossman & Schole LLP